Exhibit 99.1

Logistic Properties of the Americas Signs Lease Agreement for Parque Logístico Callao

SAN JOSE, Costa Rica – November 21, 2024 – Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), today announced the signing of a USD-denominated lease for 41,226 square feet of gross leasable area (“GLA”) at Parque Logístico Callao with a leading third-party logistics provider that serves the pharmaceutical, medical device, and consumer goods sectors in Peru.

This agreement increases the leasing of Parque Logístico Callao to 85.9% of the 418,543 square feet of GLA currently under construction, further solidifying Parque Logístico Callao’s position as a premier logistics hub in Lima, Peru, where premium, strategically located industrial and logistics facilities are in limited supply.

When completed, Parque Logístico Callao, a new master-planned Class A logistics park located adjacent to Jorge Chávez International Airport in Lima’s Callao submarket, will consist of four modern, sustainable buildings, totaling nearly 1,044,432 square feet of GLA. The park is designed to meet EDGE certification standards, with select buildings targeting LEED Gold certification, helping ensure cutting-edge infrastructure for diverse logistics operations.

The project is expected to create up to 300 jobs during construction and an estimated 1,000 jobs once the park is fully operational, benefiting both Lima’s economy and the local community.

“This agreement reflects strong demand for premium logistics space in Callao, Peru’s most dynamic logistics submarket,” said Esteban Saldarriaga, CEO of LPA. “Achieving this leasing speed is a testament to our park’s appeal as a strategic hub for businesses seeking to increase operational efficiency.”

Alvaro Chinchayan, LPA’s Country Manager in Peru, added, “This lease at Parque Logístico Callao will strengthen our customer’s capabilities in Lima. Our park continues to attract premium tenants, offering them world-class infrastructure and an exceptional location.”

With its modern facilities, strategic location, and commitment to sustainability, Parque Logístico Callao is positioned as a key enabler of supply chain solutions for leading companies in Peru and the region.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of September 30, 2024, LPA’s operating and development portfolio was comprised of 31 logistics facilities in Costa Rica, Peru and Colombia totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com

Investor Relations Contacts

Camilo Ulloa

Logistic Properties of the Americas

+506 6293 9083

camilo@lpamericas.com

Barbara Cano/Ivan Peill

InspIR Group

barbara@inspirgroup.com / ivan@inspirgroup.com